------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 11-K

                  Annual Report Pursuant to Section 15(d)
                  of the Securities Exchange Act of 1934

                  For the fiscal year ended June 30, 1997
                       Commission file number 1-9947


          TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN
          ------------------------------------------------------
                        (Full title of the plan)


                          TRC COMPANIES, INC.
         --------------------------------------------------------
         (Name of issuer of securities held pursuant to the plan)


                        5 Waterside Crossing
                      Windsor, Connecticut 06095
                ----------------------------------------
                (Address of principal executive offices)

------------------------------------------------------------------------------

            TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                            -----------
FINANCIAL STATEMENTS:
 Report of Independent Accountants.........................................................................           3
 Statement of Net Assets Available for Benefits at June 30, 1997 and 1996..................................           4
 Statement of Changes in Net Assets Available for Benefits for the Years Ended June 30, 1997 and 1996......           5
 Notes to Financial Statements.............................................................................           6
ADDITIONAL INFORMATION: *
 Schedule of Assets Held for Investment Purposes at June 30, 1997 (Schedule I).............................          11
 Schedule of Reportable Transactions for the Year Ended June 30, 1997 (Schedule II)........................          12
EXHIBITS:
 Consent of Independent Accountants........................................................................          13

------------------------

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of TRC Companies, Inc. 401(k) Retirement and Savings Plan

    In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") at June 30, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



 /s/ Price Waterhouse LLP
Hartford, Connecticut
December 17, 1997

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                           JUNE 30,
                                                                     1997             1996
                                                                 -------------    -------------
Investments, at fair value:

 Shares of registered investment
  companies (mutual funds) offered
  by Barclays Global Investors, N.A.,
  as Trustee:
    Money Market Fund...........................................  $     918,537    $     884,985
    International Equity Fund...................................      1,632,468        1,518,863
    Asset Allocation Fund.......................................      2,727,795        2,463,403
    Growth Stock Fund...........................................      3,322,620        3,645,549
    S&P 500 Stock Fund..........................................      4,805,809        3,292,175
    U.S. Treasury Allocation Fund...............................        875,287          901,192
                                                                  -------------    -------------
                                                                     14,282,516       12,706,167
 TRC Stock Fund.................................................      1,216,646        1,206,720
 Employee Loan Fund.............................................        485,927          436,338
                                                                  -------------    -------------
Net assets available for benefits..............................   $  15,985,089    $  14,349,225
                                                                  -------------    -------------
                                                                  -------------    -------------

    The accompanying notes are an integral part of these financial statements

                  TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                      YEAR ENDED JUNE 30,
                                                       1997            1996
                                                  ---------------  -------------
Additions to net assets:
 Contributions:
  Employees.......................................  $1,298,420      $   1,459,147
  Employer match..................................     459,028            523,860
  Rollovers.......................................      89,058             23,591
                                                  ---------------  ---------------
                                                     1,846,506          2,006,598
                                                  ---------------  ---------------
Investment income:
  Net realized and unrealized appreciation in
   market value of investments....................     775,945          1,185,325
  Interest and dividend income....................     581,248            652,885
                                                  ---------------  ---------------
                                                     1,357,193          1,838,210
                                                  ---------------  ---------------
  Total additions.................................   3,203,699          3,844,808
                                                  ---------------  ---------------
Deductions from net assets:
  Benefits paid to participants...................   1,562,885          2,388,279
  Administrative fees and expenses................       4,950              4,668
                                                  ---------------  ---------------
                                                     1,567,835          2,392,947
                                                  ---------------  ---------------
Net increase during year........................     1,635,864          1,451,861
Net assets at beginning of year.................    14,349,225         12,897,364
                                                  ---------------  ---------------
Net assets at end of year.......................   $15,985,089      $  14,349,225
                                                  ---------------  ---------------
                                                  ---------------  ---------------

The accompanying notes are an integral part of these financial statements.

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

    NOTE 1 -- DESCRIPTION OF THE PLAN

    The following description of the TRC Companies, Inc. (the "Company") 401(k) Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

    The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its subsidiaries who have completed ninety days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

CONTRIBUTIONS

    Generally, participants may contribute up to 15% of their base salary subject to certain limitations established by government regulations. Participants may also contribute amounts representing distributions from other qualified plans. On the first 6% of base salary contributed, the Company may provide a matching contribution. The amount of the matching contribution is determined annually by the Compensation Committee of the Company's Board of Directors based upon operating performance. For the years ended June 30, 1997 and 1996, the Company's matching contributions were equal to $.50 for each $1.00 contributed by the participants. For the year ended June 30, 1996, the Company's matching contributions were invested in the TRC Stock Fund. For the year ended June 30, 1997, the Plan was amended to allow participants to direct employer matching contributions amount investment options.

PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of forfeitures of terminated participants' nonvested accounts and Plan earnings. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and actual earnings thereon is based upon years of continuous service. A participant is fully vested after four years of credited service.

INVESTMENT OPTIONS

    Upon enrollment in the Plan, participants may direct contributions into mutual funds offered by Barclays Global Investors or into the TRC Stock Fund. Participants may change their investment options at any time.

PAYMENT OF BENEFITS

    If a participant's employment terminates before their account balances become fully vested, the nonvested portion of their account is forfeited and proportionately redistributed annually to remaining Plan participants. For the year ended June 30, 1997, forfeitures of $59,462 were redistributed. In the event of death or permanent disability, the participant or beneficiary becomes fully vested in their account balances.

    Because of the tax deferred status of the Plan, participants generally may not withdraw, without incurring additional taxes and penalties, amounts from the Plan until retirement, death, permanent disability or termination of employment if such occurs prior to age 59-1/2. All distributions from the Plan are made in a lump sum.

LOANS AND OTHER IN-SERVICE WITHDRAWALS

    A participant may obtain a loan from the Plan repayable in a reasonable period of time and at a reasonable rate of interest. The amount of any loan is limited by government regulations to a portion of the participant's vested account balance. A participant may qualify for an in-service withdrawal. Such withdrawals are limited to a portion of their vested account balance and are generally subject to taxes and penalty.

    NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES

    The significant accounting and reporting policies followed by the Plan are summarized as follows:

METHOD OF ACCOUNTING

    The financial statements of the Plan are prepared on the accrual basis of accounting.

INVESTMENTS

    Investments of the Plan are stated at fair value, primarily by reference to published market data. Employee loans are stated at cost which approximates fair value.

PAYMENT OF BENEFITS

    Benefits to participants are recorded when paid.

ADMINISTRATIVE EXPENSES

    Generally, all fees and expenses related to the administration of the Plan are paid by the Company or its subsidiaries. Participants with loans from the Plan are charged a monthly loan administrative fee.

     NOTE 3 -- TAX STATUS OF THE PLAN

    The Internal Revenue Service has determined and informed the Company by letter dated October 1, 1997 that the Plan, as amended, is designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

    NOTE 4 -- PLAN TERMINATION

    Although it has not expressed any interest to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

    NOTE 5--INVESTMENTS COMPRISING 5% OR MORE OF PLAN ASSETS

    Plan investments managed by Barclays Global Investors, as Trustee, that represent 5% or more of the Plan's assets at June 30, 1997 are as follows:

Money Market Fund.............................................................. $   918,537
International Equity Fund......................................................   1,632,468
Asset Allocation Fund..........................................................   2,727,795
Growth Stock Fund..............................................................   3,322,620
S&P 500 Stock Fund.............................................................   4,805,809
U.S. Treasury Allocation Fund..................................................     875,287
TRC Stock Fund.................................................................   1,216,646
                                                                                ------------
                                                                                $15,499,162
                                                                                ------------
                                                                                ------------

                                            8

    NOTE 7 -- NET ASSETS AVAILABLE FOR BENEFITS

    The net assets available for benefits applicable to each investment fund at June 30, 1997 and the changes in net assets for the year then ended are as follows:

                                                             INTER-                                                  U.S.
                                                MONEY       NATIONAL       ASSET         GROWTH       S&P 500      TREASURY
                                                MARKET       EQUITY      ALLOCATION      STOCK         STOCK      ALLOCATION
                                                 FUND         FUND          FUND          FUND          FUND         FUND
                                              ----------  ------------  ------------  ------------  ------------  ----------
Net assets available for benefits at
  June 30,1996..............................  $  884,985  $  1,518,863  $  2,463,403  $  3,645,549  $  3,292,175  $  901,192
Contributions:
Employees/employer match....................     101,486       168,706       191,479       387,393       349,750      71,322
Rollovers...................................      --             9,722         8,187        58,881        12,268      --
Net realized and unrealized
  appreciation (depreciation) in
  market value of investments...............      --           177,874       179,202      (279,374)    1,045,550       7,778
Interest and dividend income................      47,540       --            255,323        49,373       128,032      55,624
Benefits paid to participants...............    (104,344)     (153,128)     (342,106)     (338,917)     (449,373)    (87,457)
Administrative fees and expenses............      (1,001)         (485)         (765)       (1,249)       (1,142)       (225)
Transfers (to) from other funds.............     (10,129)      (89,084)      (26,928)     (199,036)      428,549     (72,947)
                                              ----------  ------------  ------------  ------------  ------------  ----------
Net assets available for benefits at
  June 30, 1997.............................  $  918,537  $  1,632,468  $  2,727,795  $  3,322,620  $  4,805,809  $  875,287
                                              ----------  ------------  ------------  ------------  ------------  ----------
                                              ----------  ------------  ------------  ------------  ------------  ----------


                                                  TRC        EMPLOYEE
                                                 STOCK         LOAN
                                                  FUND         FUND         TOTAL
                                              ------------  ----------  -------------
Net assets available for benefits at
  June 30,1996..............................  $  1,206,720  $  436,338  $  14,349,225
Contributions:
Employees/employer match....................       487,312      --          1,757,448
Rollovers...................................       --           --             89,058
Net realized and unrealized
  appreciation (depreciation) in
  market value of investments...............      (355,085)     --            775,945
Interest and dividend income................       --           45,356        581,248
Benefits paid to participants...............       (64,605)    (22,955)    (1,562,885)
Administrative fees and expenses............           (83)     --             (4,950)
Transfers (to) from other funds.............       (57,613)     27,188       --
                                              ------------  ----------  -------------
Net assets available for benefits at
  June 30, 1997.............................     1,216,646  $  485,927  $  15,985,089
                                              ------------  ----------  -------------
                                              ------------  ----------  -------------

    The net assets available for benefits applicable to each investment fund at June 30, 1996 and the changes in net assets for the year then ended are as follows:

                                                                                                             TRC STOCK FUND
                                       INTER-                                                  U.S.     ------------------------
                         MONEY        NATIONAL       ASSET         GROWTH       S&P 500      TREASURY                   NON-
                         MARKET        EQUITY      ALLOCATION      STOCK         STOCK      ALLOCATION  PARTICIPANT  PARTICIPANT
                          FUND          FUND          FUND          FUND          FUND         FUND      DIRECTED     DIRECTED
                      ------------  ------------  ------------  ------------  ------------  ----------  -----------  -----------
Net assets available
  for benefits at
  June 30,1995......  $  1,087,045  $  1,397,156  $  2,514,241  $  3,050,132  $  2,605,687  $  907,002   $ 589,892    $ 381,836
Contributions:
Employees/ employer
  match.............       142,688       193,718       248,044       398,048       359,736      92,906      34,574      513,293
Rollovers...........         2,750         4,590         1,665         7,497         5,911       1,178      --           --
Net realized and
  unrealized
  appreciation
  (depreciation) in
  market value of
  investments.......       --            177,672       241,704       500,796       568,462     (14,490)   (131,685)    (140,842)
Interest and
  dividend income...        53,720       --             87,354       317,977       106,947      50,731      --           --
Benefits paid to
  participants......      (340,822)     (240,123)     (439,066)     (770,117)     (390,776)    (75,639)    (24,762)     (59,861)
Administrative fees
  and expenses......        (1,553)         (454)         (588)       (1,000)         (790)       (206)        (75)          (2)
Transfers (to) from
  other funds.......       (58,843)      (13,696)     (189,951)      142,216        36,998     (60,290)     11,688       32,664
                      ------------  ------------  ------------  ------------  ------------  ----------  -----------  -----------
Net assets available
  for benefits at
  June 30, 1996.....  $    884,985  $  1,518,863  $  2,463,403  $  3,645,549  $  3,292,175  $  901,192   $ 479,632    $ 727,088
                      ------------  ------------  ------------  ------------  ------------  ----------  -----------  -----------
                      ------------  ------------  ------------  ------------  ------------  ----------  -----------  -----------


                                    EMPLOYEE
                         OTHER        LOAN
                      INVESTMENTS     FUND         TOTAL
                      -----------  ----------  -------------
Net assets available
  for benefits at
  June 30,1995......   $  89,820   $  274,553  $  12,897,364
Contributions:
Employees/ employer
  match.............      --           --          1,983,007
Rollovers...........      --           --             23,591
Net realized and
  unrealized
  appreciation
  (depreciation) in
  market value of
  investments.......     (16,292)      --          1,185,325
Interest and
  dividend income...      --           36,156        652,885
Benefits paid to
  participants......      --          (47,113)    (2,388,279)
Administrative fees
  and expenses......      --           --             (4,668)
Transfers (to) from
  other funds.......     (73,528)     172,742       --
                      -----------  ----------  -------------
Net assets available
  for benefits at
  June 30, 1996.....   $  --       $  436,338  $  14,349,225
                      -----------  ----------  -------------
                      -----------  ----------  -------------

                                                                SCHEDULE I

             TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

   ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT JUNE 30, 1997

         IDENTITY OF PARTY                                                   NUMBER                     MARKET
              INVOLVED                        DESCRIPTION OF ASSET          OF UNITS       COST         VALUE
------------------------------------  ------------------------------------  ---------  ------------  ------------
Barclays Global Investors...........  Money Market Fund                       918,537  $    918,537  $    918,537
Barclays Global Investors...........  International Equity Fund               104,378     1,299,854     1,632,468
Barclays Global Investors...........  Asset Allocation Fund                   213,610     2,300,774     2,727,795
Barclays Global Investors...........  Growth Stock Fund                       219,895     2,790,706     3,322,620
Barclays Global Investors...........  S&P 500 Stock Fund                      253,070     3,128,841     4,805,809
Barclays Global Investors...........  U.S. Treasury Allocation Fund            94,831       908,877       875,287
Barclays Global Investors...........  TRC Stock Fund                          329,714     1,805,535     1,216,646
Barclays Global Investors...........  Employee Loan Fund, bearing interest at 7.0% to 10.0%
                                       repayable over one to ten years             70       485,927       485,927
                                                                                       ------------  ------------
                                                                                        $13,639,051   $15,985,089
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                                                                  SCHEDULE II

                  TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED JUNE 30, 1997

    Transactions with the same person or the same issue aggregating 5% or more of the current value of Plan assets as of the beginning of the year:


    Purchase Transactions:

           IDENTITY OF PARTY                                        NUMBER          PURCHASE
               INVOLVED                   DESCRIPTION OF ASSET     OF UNITS           PRICE
---------------------------------------  -----------------------  ----------      -----------
Barclays Global Investors..............  Money Market Fund             47         $  357,729
Barclays Global Investors..............  Asset Allocation Fund         59            504,543
Barclays Global Investors..............  Growth Stock Fund             71            703,061
Barclays Global Investors..............  S&P 500 Stock Fund            72          1,058,566
Barclays Global Investors..............  TRC Stock Fund                45            679,930


Sales Transactions:


     IDENTITY OF PARTY                                  NUMBER                  SALES        REALIZED
         INVOLVED             DESCRIPTION OF ASSET     OF UNITS      COST       PRICE       GAIN/(LOSS)
---------------------------  -----------------------  ----------  ----------  ----------    -----------
Barclays Global
  Investors................  Money Market Fund             51      $ 385,714   $ 385,714    $   --
Barclays Global
  Investors................  Asset Allocation Fund         68        362,404     419,354        56,950
Barclays Global
  Investors................  Growth Stock Fund             92        645,080     746,615       101,535
Barclays Global
  Investors................  S&P 500 Stock Fund            70        422,936     590,483       167,547
Barclays Global
  Investors................  TRC Stock Fund                96        478,459     314,919      (163,540)

    The purchase and selling price for each reportable transaction represents its current value at the time of acquisition or disposition. Gains and losses are calculated based upon historical cost whereas gains and losses in the financial statements are calculated based upon revalued cost in accordance with ERISA, see Note 2.

                    CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-70662) of our report dated December 17, 1997 appearing on page 3 of the TRC Companies, Inc. 401(k) Retirement and Savings Plan's Annual Report on Form 11-K for the year ended June 30, 1997. We also consent to the reference to us under the caption "Experts" in such Registration Statement.


/s/ Price Waterhouse LLP
Hartford, Connecticut
December 29, 1997

                                   Signature

Pursuant to the requirements of the Securities Exchange Act of 1933, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            TRC COMPANIES, INC. 401(k)
                                           RETIREMENT AND SAVINGS PLAN

                                           By /s/ Harold C. Elston, Jr.
                                              ----------------------------
                                                  Harold C. Elston, Jr.
                                               Vice President and Treasurer

December 29, 1997